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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HyperSpace Communications, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

44915D 10 3

(CUSIP Number)

MIC Holding Company, LLC

3820 Sherbrook Drive

Santa Rosa, CA 95404

Attn: Barbara J. Schmidt

(707) 537-1840

(name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2005

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MIC Holding Company, LLC 52-2321081
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,519,671 8. Shared Voting Power 0 9. Sole Dispositive Power 4,519,671 10. Shared Dispositive Power 0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 4,519,671
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 44.6%
14.	Type of Reporting Person (See Instructions) OO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of HyperSpace Communications, Inc., a Colorado corporation (the “Company”), which has its principal executive offices at 8480 East Orchard Road, Suite 6600, Greenwood Village, Colorado 80111.

Item 2. Identity and Background

MIC Holding Company, LLC, a Delaware limited liability company f/k/a GTG-Micron Holding Company, LLC (“MIC Holding”), has its principal business office at 3820 Sherbrook Drive Santa Rosa, California 95404.

The names, business addresses, principal occupations and citizenship of the executive officers and directors of MIC Holding is set forth on Annex A attached hereto (each, an “MIC Holding Affiliate”).

The principal business activity of MIC Holding is holding the shares of Common Stock of the Company and warrants to acquire Common Stock of the Company acquired by it pursuant to the Merger (as defined in Item 3 below).

During the last five years, neither MIC Holding nor any MIC Holding Affiliate has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

MIC Holding, GTG PC Holdings, the Company and Spud Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”) entered into an Agreement and Plan of Merger dated as of March 20, 2005 (as amended, the “Merger Agreement”), pursuant to which, subject to the terms and conditions contained therein, the Merger Sub merged with and into GTG PC Holdings (the “Merger”), with GTG PC Holdings continuing as the surviving entity. As a result of the Merger, all limited liability company membership interests of GTG PC Holdings held by MIC Holding were exchanged for (a) 3,606,209 shares of Common Stock of the Company, (b) warrants to acquire 4,193,267 shares of Common Stock of the Company at an exercise price of $3.00 per share and (c) and warrants to acquire 1,257,980 shares of Common Stock of the Company at an exercise price of $5.50 per share. MIC Holding then distributed 1,806,711 shares of Common Stock, warrants to acquire 2,100,827 shares of Common Stock at $3.00 per share and warrants to acquire 630,248 shares of Common Stock at $5.50 per share to certain of its members. The Merger was effective upon the filing of a certificate of merger with the Secretary of State of the State on Delaware on July 25, 2005.

Item 4. Purpose of Transaction

MIC Holding acquired the shares of Common Stock of the Company and warrants to acquire shares of Common Stock of the Company for investment purposes only. MIC Holding may distribute the shares of Company Common Stock and warrants to acquire Company Common Stock to its members. MIC Holding may in the future purchase additional shares of the Company’s Common Stock if market conditions and price are favorable. Any additional purchases of shares of Common Stock of the Company will be solely for investment purposes.

Other than as described herein, neither MIC Holding nor any MIC Holding Affiliate has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although MIC Holding and each MIC Holding Affiliate reserves the right to develop such plans or proposals.

Item 5. Interest in the Securities of Issuer

(a)-(b) MIC Holding may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 4,519,671 shares of Common Stock of the Company, which includes (a) 1,799,498 shares of Common Stock of the Company, (b) warrants to acquire 2,092,440 shares of Common Stock of the Company at an exercise price of $3.00 per share and (c) and warrants to acquire 627,732 shares of Common Stock of the Company at an exercise price of $5.50 per share, which constitutes beneficial ownership of 44.6% of the outstanding Common Stock of the Company (including the ability to acquire Common Stock by MIC Holding within 60 days pursuant to the exercise of warrants held by MIC Holding). The percentages of outstanding Company Common Stock reported in this Item 5(a) are based on the assumption that there are 7,420,326 shares of Company Common Stock outstanding immediately after consummation of the transactions contemplated by the Merger Agreement, as represented by the Company in the Merger Agreement. The Company has also represented to MIC Holding that on a fully-diluted basis, assuming the simultaneous conversion or exercise of all warrants, options and other securities of the Company which are convertible or exercisable for shares of Company Common Stock, there would be a total of 19,957,326 shares of Company Common Stock outstanding, in which case MIC Holding would have diluted ownership of approximately 22.6% of the Company’s Common Stock.

MIC Holding may be deemed to have (i) sole voting and dispositive power with respect to 4,519,671 shares of Common Stock and (ii) no shared voting and dispositive power with any other reporting persons.

The responses of MIC Holding to Items (7) through (11) of the portion of the cover page of this Schedule 13D which relate to the shares of Common Stock of the Company beneficially owned are herein incorporated by reference.

(c) Other than as provided in this Schedule 13D, MIC Holding has not effected any transaction in the Common Stock or the Company during the past 60 days.

(d) PC Investments, LLC, a Delaware limited liability company (“PC Investments”) is a member of MIC Holding and has the right to receive all of the proceeds of the sale of any shares of Common Stock of the Company and warrants to acquire shares of Common Stock of the Company owned by MIC Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Items 3 and 5 above, MIC Holding and GTG PC Holdings were parties to the Merger Agreement.

Except for the agreements described in this Schedule 13D, to the best knowledge of MIC Holding, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between MIC Holding and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of its securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1*	Agreement and Plan of Merger dated as of March 20, 2005 among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC.

Exhibit 2**	May 2005 Amendment to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of May 13, 2005.

Exhibit 3***	Amendment No. 2 to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of July 7, 2005.

*	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.

**	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on May 16, 2005 and incorporated by reference herein.

***	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on July 12, 2005 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2005	MIC HOLDING COMPANY, LLC, a Delaware limited liability company

	By:	/s/ Barbara J. Schmidt
Barbara J. Schmidt President, Secretary and Treasurer

ANNEX A

Directors and Executive Officers

The names and members of the board of directors and executive officers of MIC Holding are set forth below. Unless otherwise indicated, each individual is a citizen of the United States.

Name and Position Held	Principal Occupation
David J. Aroesty, M.D.(1)	Director of MIC Holding and physician

John J. Cirelli(2)	Director of MIC Holding and executive

Barbara J. Schmidt(3)	President, Secretary, Treasurer and Director of MIC Holding and certified public accountant

(1)	The business address of Dr. Aroesty is 106 North Grand Avenue Pasadena, California 91103.

(2)	The business address of Mr. Cirelli is 2409 San Fernando Road Los Angeles, California 90065.

(3)	The business address of Ms. Schmidt is 3820 Sherbrook Drive Santa Rosa, California 95404.

EXHIBIT INDEX

Exhibit 1*	Agreement and Plan of Merger dated as of March 20, 2005 among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC.

Exhibit 2**	May 2005 Amendment to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of May 13, 2005.

Exhibit 3***	Amendment No. 2 to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of July 7, 2005.

*	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.

**	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on May 16, 2005 and incorporated by reference herein.

***	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on July 12, 2005 and incorporated by reference herein.